SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

September 25, 2019

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Credicorp Ltd. (the ‘Company’) notifies you, as a Material Event, that in its session held on September 25, 2019, the Company’s Board of Directors agreed unanimously on the following matter:

To pay its shareholders a cash dividend of PEN755,058,536.00 for a total of 94,382,317 outstanding shares, which is equivalent to PEN8.0000 per share. The cash dividend will be paid out on November 22, 2019, without withholding tax at source, to shareholders of record on October 23, 2019. The dividend will be paid in US Dollars using the weighted exchange rate registered by the Peruvian Superintendency of Banks, Insurance and Pension Funds (Superintendencia de Banca, Seguros y AFP) for the transactions at the close of business on November 20, 2019. The US Dollar dividend amount will be rounded up to four decimals. The Board of Directors approved the distribution of dividend according to the Bye-Laws of the Company and considering the Retained Earnings 2019 and freely available Optional Reserves.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2019

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative